UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Definitive Agreement

On February 20, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and an aggregate purchase price of $3.0 million. The Subscription Agreement and the transaction contemplated thereby have been approved by the audit committee of the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $3.0 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the Subscription Agreement. The closing of the transaction contemplated by the Subscription Agreement shall take place on a date mutually agreed by the Company and Ms. Ngai Ngai Lam.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

On February 23, 2022, the Company issued a press release announcing the entry into the Subscription Agreement. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Subscription Agreement entered into by and between China Liberal Education Holdings Limited and Ngai Ngai Lam, dated February 20, 2022

99.1	Press Release – China Liberal Education Holdings Limited Announces US$3 Million Private Placement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 23, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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